EXHIBIT 12.1

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Successor (a)			Predecessor A (b)			Predecessor B (c)
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)			(in millions of dollars)			(in millions of dollars)
Earnings:
Income (loss) before income taxes (g)	$881	$2,097	$365	$(200)	$(513)	$(3,756)	$(4,742)	$(16,054)
Equity loss (income)	6	5	(1)	4	5	2	—	29
Fixed charges	595	1,208	702	679	1,588	692	752	1,667
Amortization of capitalized interest, net of amount capitalized	(45)	(78)	(30)	(44)	(169)	(91)	(27)	(81)

Earnings available for fixed charges	1,437	3,232	1,036	439	911	(3,153)	(4,017)	(14,439)
Fixed Charges:
Interest expense	$499	$1,040	$628	$582	$1,276	$470	$615	$1,080
Gold Key Lease interest expense (d)	—	1	2	19	90	68	62	380
Capitalized interest	68	116	46	54	175	91	32	85
Estimated interest on operating leases (e)	28	51	26	24	47	63	43	122

Total fixed charges	595	1,208	702	679	1,588	692	752	1,667
Ratio of earnings to fixed charges	2.42x	2.68x	1.48x	0.65x	N/A	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges (f)	N/A	N/A	N/A	N/A	677	3,845	4,769	16,106

(a)	Successor refers to Fiat North America LLC and its consolidated subsidiaries for the period on and after May 25, 2011.
(b)	Predecessor A refers to Chrysler Group LLC and its consolidated subsidiaries for the period from June 10, 2009 through May 24, 2011.
(c)	Predecessor B refers to Old Carco LLC, or Old Carco, (f/k/a Chrysler LLC) and the period from December 31, 2008 through June 9, 2009.
(d)	Represents financial interest expense and net interest accretion related to Gold Key Lease financing activities which are included in Cost of Sales.
(e)	Amount is calculated as one-third of net operating lease expense.
(f)	Earnings for the year ended December 31, 2010, the period from June 10, 2009 to December 31, 2009, the period from January 1, 2009 to June 9, 2009, and the year ended December 31, 2008 were inadequate to cover fixed charges.

(g)	Income (loss) before income taxes includes the following (in millions of dollars):

	Successor (a)			Predecessor A (b)			Predecessor B (c)
	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Restructuring (income) expenses, net (1)	$(11)	$(61)	$(5)	$8	$48	$34	$(230)	$1,306
Loss on extinguishment of debt (2)	9	—	—	551	—	—	—	—
Remeasurement loss on VEBA Trust Note and Membership Interests (3)	—	—	—	—	—	2,051	—	—
Loss on Canadian Health Care Trust Settlement (4)	—	—	—	—	46	—	—	—
Impairment of brand name intangible assets (5)	—	—	—	—	—	—	844	2,857
Impairment of goodwill (6)	—	—	—	—	—	—	—	7,507
Impairment of property, plant and equipment (7)	—	—	—	—	—	—	391	—
Gain on NSC settlement (8)	—	—	—	—	—	—	(684)	—
Gain on Daimler pension contribution (9)	—	—	—	—	—	—	(600)	—
Reorganization expense, net (10)	—	—	—	—	—	—	843	—

(1)	Old Carco initiated multi-year recovery and transformation plans aimed at restructuring its business in 2007, which were refined in 2008 and 2009 due to depressed economic conditions and decreased demand for its vehicles. We have continued to execute the remaining actions initiated by Old Carco. For additional information refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations –Results of Operations.
(2)	In connection with the June 2013 amendment and re-pricing of Chrysler Group’s original credit agreement dated May 24, 2011, which includes the Tranche B Term Loan and revolving credit facility, we recognized a $9 million loss on extinguishment of debt. The charges consisted of the write off of $1 million of unamortized debt issuance costs associated with the original facilities, and $8 million of call premium and other fees associated with the amendment and re-pricing. Additionally, in connection with the May 2011 repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury first lien credit facilities, or U.S. Treasury credit facilities, and the Export Development Canada Credit Facilities, or EDC credit facilities, a $551 million loss on extinguishment of debt was recognized. The charges consisted of the write off of $136 million of unamortized debt discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Repayment of U.S. Treasury and Export Development Canada Credit Facilities for additional information regarding the repayment of the U.S. Treasury and EDC credit facilities.
(3)	As a result of the December 31, 2009 remeasurement, the other postretirement benefits, or OPEB, obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in OPEB net periodic benefit costs due to increases in the fair values of the VEBA Trust Note and Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, from June 10, 2009 to December 31, 2009.
(4)	In 2010, Chrysler Canada Inc. entered into a settlement agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW, (which merged with the Communications, Energy and Paperworkers’ Union in September 2013 to form a new union called Unifor), to permanently transfer the responsibility for providing postretirement health care benefits to CAW represented employees, retirees and dependents to a new retiree plan. The new retiree plan will be funded by the Canadian Health Care Trust, or HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.
(5)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.

(6)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.
(7)	During the period from January 1, 2009 to June 9, 2009, Old Carco recorded a property, plant and equipment impairment charge of $391 million on the long-lived assets which were not acquired by us. The impairment was primarily the result of the Old Carco bankruptcy cases, continued deterioration of Old Carco’s revenues, ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as taking into consideration the expected proceeds to be received upon liquidation of the assets.
(8)	On March 31, 2009, Daimler transferred its ownership of 23 international distribution centers, or NSCs, to Chrysler Holding LLC, or Chrysler Holding, which simultaneously transferred the NSCs to Old Carco. Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, resulting in a net gain of $684 million.
(9)	On June 5, 2009, Old Carco, Chrysler Holding, Cerberus Capital Management L.P., or Cerberus, Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal annual cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. This receivable and certain pension plans were subsequently transferred to us as a result of the 363 Transaction.
(10)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially offset by a gain on extinguishment of certain financial liabilities and accrued interest. On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court.